OppenheimerFunds, Inc.

Two World Financial Center
225 Liberty Street, 11th Floor
New York, New York 10281-1008

May 12, 2010

The Board of Trustees

Oppenheimer Emerging Markets Debt Fund
6803 S. Tucson Way
Centennial, CO 80112-3924

To the Board of Trustees:

OppenheimerFunds, Inc. (“OFI”) has purchased 7,000 Class A shares, 1,000 Class C shares, 1,000 Class N shares and 1,000 Class Y shares, of Oppenheimer Emerging Markets Debt Fund (the “Fund”), at a net asset value per share of $10.00 for each such class, for an aggregate purchase price of $100,000.

In connection with such purchase, OFI represents that such purchase is made for investment purposes by OFI without any present intention of redeeming or selling such shares.

Very truly yours,

OppenheimerFunds, Inc.

By: /s/ Robert G. Zack

       _____________________________________

         Robert G. Zack
         Executive Vice President and General Counsel-Corporate